Exhibit (c)(ii)

STRICTLY PRIVATE & CONFIDENTIAL

INVESTMENT BANKING

Project Elk

Preliminary Bid Summary

Goldman Sachs & Co. LLC

March 2024

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DRAFT - CONFIDENTIAL

Disclaimer	INVESTMENT BANKING

These materials have been prepared and are provided by Goldman Sachs on a confidential basis solely for the information and assistance of the Board of Directors and senior management of Enstar Group Limited (the "Company") in connection with their consideration of the matters referred to herein. These materials and Goldman Sachs’ presentation relating to these materials (the “Confidential Information”) may not be disclosed to any third party or circulated or referred to publicly or used for or relied upon for any other purpose without the prior written consent of Goldman Sachs. The Confidential Information was not prepared with a view to public disclosure or to conform to any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and Goldman Sachs does not take any responsibility for the use of the Confidential Information by persons other than those set forth above. Notwithstanding anything in this Confidential Information to the contrary, the Company may disclose to any person the US federal income and state income tax treatment and tax structure of any transaction described herein and all materials of any kind (including tax opinions and other tax analyses) that are provided to the Company relating to such tax treatment and tax structure, without Goldman Sachs imposing any limitation of any kind. The Confidential Information has been prepared by the Investment Banking Division of Goldman Sachs and is not a product of its research department.

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DRAFT - CONFIDENTIAL

Overview of Stork Proposal Summary of Key Terms	INVESTMENT BANKING

Headline Offer Value / Consideration

■      $327 per share to acquire entire outstanding ordinary shares of Elk, not already owned by Stork

■      Aggregate consideration of $4.936bn, comprised of $4.186bn fully diluted equity value and $750mm pre-closing dividend

■      Assumes Elk pays pre-closing dividend(s) of $750mm ahead of transaction closing, less any share repurchases that have been completed since the last public reported balance sheet (31-Dec-2023)

—    Offer price reduced dollar for dollar for the pre-closing dividend amount

—    Assumes all equity awards issued by Elk will become vested and cashed out based on the stated offer price

—    Assumes all preferred shares in the Company remain outstanding

Implied Multiples / Premium

■      Implied P/BV (incl. AOCI)[1]: 0.98x

■      Implied P/BV (excl. AOCI)[2]: 0.92x

■      Implied premium to:

—     One-day prior share price (as of 22-Mar-2024): 11.8%

—     52-week high (29-Feb-2024): 6.2%

—     52-week low (23-Mar-2023): 48.6%

—     30-day VWAP ($298.48): 9.6%

—     60-day VWAP ($287.91): 13.6%

—     90-day VWAP ($284.65): 14.9%

—     VWAP Since Stork Investment (08-Nov-2023 | $282.54): 15.7%

Acquiring Entity / Source of Financing

■      Contemplating a newly formed entity directly or indirectly controlled by one or more private investment funds affiliated with Stork

■      Expect to finance transaction via combination of cash from one or more of Stork’s investment vehicles or affiliated funds, as well as potentially bringing in certain co-investors

—     Will also consider raising some bank financing

Areas of Focus in Due Diligence

■      Confirmatory in nature only given significant due diligence completed when making initial investment in Elk

■      Key areas include refresh of reserve adequacy analysis, review of latest asset tape, marks of illiquid and semi-liquid assets, reinsurance trust investment guidelines, quality of earnings review, and customary financial / operational / accounting / tax / legal / regulatory due diligence

■      Expect to be able to complete outstanding diligence by the end of April 2024, assuming appropriate access to management and information

Anticipated Approvals Required	■ Approval from Stork Investment Committee before entering into binding proposal ■ Applicable anti-trust, foreign direct investment and regulatory approvals

Transaction Advisors	■ Hired outside legal advisors and plan to hire financial and accounting / tax advisors

Source: Stork IOI submitted on 24-Mar-2023. Note: Market data as of 22-Mar-2023

1 Based on YE 2023 Elk Ordinary Shareholders’ Equity of $5.025bn. Includes value of $750mm assumed dividend. 2 Based on YE 2023 Elk Ordinary Shareholders’ Equity excl. AOCI of $5.361bn. Includes value of $750mm assumed dividend.

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